EXHIBIT 99.1

News Release

For Immediate Release	Date: July 23, 2024
24-26-TR

Teck Reports Unaudited Second Quarter Results for 2024

Record quarterly copper production and transformation to pure-play energy transition metals company

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited second quarter results for 2024.

"We generated $1.7 billion of Adjusted EBITDA1 in the second quarter driven by record copper production with QB ramp-up continuing, as well as strong copper market fundamentals with copper prices reaching all-time highs," said Jonathan Price, President and CEO. "In early July, we completed the sale of our steelmaking coal business, and we now move forward as a pure-play energy transition metals company with leading copper growth. With cash proceeds of US$7.3 billion we will reduce debt, retain cash to fund our near-term copper growth, and return significant cash to our shareholders."

Highlights

•	Adjusted EBITDA[1] of $1.7 billion in Q2 2024 was driven by record copper production as Quebrada Blanca (QB) continues to ramp-up operations, as well as strong copper prices and steelmaking coal sales volumes. Profit from continuing operations before taxes was $658 million in Q2 2024.
•	Adjusted profit from continuing operations attributable to shareholders[1] was $413 million, or $0.80 per share, in Q2 2024. Profit from continuing operations attributable to shareholders was $363 million, $0.70 per share, in Q2 2024.
•	On July 11, 2024, we completed the sale of the remaining 77% interest in our steelmaking coal business, Elk Valley Resources (EVR) and received cash proceeds of US$7.3 billion, subject to customary closing adjustments. We will deploy the cash proceeds to reduce debt, fund our near-term copper growth, and return significant cash to our shareholders.
•	With the proceeds from the sale of the steelmaking coal business, the Board authorized up to a $2.75 billion share buyback and approved payment of an eligible dividend of $0.625 per share, including a $0.50 per share supplemental dividend, payable on September 27, 2024 to shareholders of record on September 13, 2024. Combined with the $500 million share buyback announced in February, total cash returns to shareholders of $3.5 billion from the sale of the steelmaking coal business have been authorized.
•	On July 15, 2024, we purchased US$1.4 billion of our public notes through a bond tender offer.
•	Our liquidity as at July 23, 2024 is $14.3 billion, including $8.7 billion of cash. We generated cash flows from operations of $1.3 billion in Q2.
•	We returned a total of $346 million to shareholders in the second quarter through the purchase of $282 million of Class B subordinate voting shares pursuant to our normal course issuer bid, and $64 million paid to shareholders as dividends.
•	Record quarterly copper production of 110,400 tonnes in the second quarter, with QB producing 51,300 tonnes. QB production continues to ramp-up to full production rates with first molybdenum produced in the quarter.
•	Copper prices (LME) averaged US$4.42 per pound in the second quarter with spot copper prices reaching all-time highs of US$4.92 per pound in the quarter.
•	Red Dog had a strong second quarter with zinc production increasing by 4% from a year ago to 139,400 tonnes and lead production increasing by 23% to 28,900 tonnes.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Financial Summary Q2 2024

Financial Metrics[1] (CAD$ in millions, except per share data)	Q2 2024	Q2 2023
Revenue	$3,873	$3,519
Gross profit	$1,162	$1,410
Gross profit before depreciation and amortization[2]	$1,828	$1,841
Profit from continuing operations before taxes	$658	$805
Adjusted EBITDA[2]	$1,670	$1,479
Profit from continuing operations attributable to shareholders	$363	$510
Adjusted profit from continuing operations attributable to shareholders[2]	$413	$643
Basic earnings per share from continuing operations	$0.70	$0.98
Diluted earnings per share from continuing operations	$0.69	$0.97
Adjusted basic earnings per share from continuing operations[2]	$0.80	$1.24
Adjusted diluted earnings per share from continuing operations[2]	$0.79	$1.22

Notes:

1.	The financial metrics presented for each period includes results from our steelmaking coal business because final regulatory approval of the sale of EVR was not received until July 4, 2024, and EVR was not classified as a discontinued operation as at June 30, 2024.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

Executing on Our Copper Growth Strategy

•	QB copper production of 51,300 tonnes in the second quarter increased compared to 43,300 tonnes in the first quarter of 2024, as quarter over quarter production ramp-up continues.
•	First molybdenum production and sales at QB in the quarter, as planned, with ramp-up progressing.
•	Robust plant design and construction supports debottlenecking, and we remain focused on recovery and throughput. We continue to expect to be operating at full rates by the end of 2024.
•	Throughput has improved and is close to design rates. Recoveries have improved as we adjust to the clays in the transition ores and improve plant stability. We have confidence in achieving target recoveries by the end of 2024. We are forecasting slightly lower grades in the second half of 2024 compared to plan due to short term access issues related to pit de-watering and a localized geotechnical issue. As a result, we have updated our previously disclosed annual 2024 QB production guidance for copper to 200,000 to 235,000 tonnes and molybdenum to 1.8 to 2.4 thousand tonnes.
•	We continued to advance our industry-leading copper growth portfolio in the second quarter, with the focus on progressing feasibility studies and permitting, advancing detailed engineering work, and planning for project execution. At QB, we progressed work to define the near term debottlenecking opportunities. We achieved milestones in the permitting processes for HVC MLE and San Nicolás projects, and advanced the preparation of construction permits and feasibility study updates to support the next stages of Zafranal project development.
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Sale of the Steelmaking Coal Business

•	On July 11, 2024, we completed the sale of our remaining 77% interest in our steelmaking coal business, EVR, to Glencore and received transaction proceeds of US$7.3 billion, subject to customary closing adjustments.
•	On July 4, 2024, we announced our intention to allocate the transaction proceeds consistent with Teck's Capital Allocation Framework. This includes the repurchase of up to $2.75 billion of Class B subordinate voting shares, a one-time supplemental dividend of approximately $250 million, a debt reduction program of up to $2.75 billion, funding retained for our value-accretive copper growth projects, and approximately $1.0 billion for final taxes and transaction costs.
•	In our second quarter 2024 News Release, Management's Discussion and Analysis, and Condensed Interim Consolidated Financial Statements, EVR continues to be reported in continuing operations because final regulatory approval of the sale of EVR was not received until July 4, 2024. Beginning in the third quarter of 2024, EVR results will be presented as discontinued operations.

Safety and Sustainability Leadership

•	Our High-Potential Incident (HPI) Frequency rate was 0.11 for the first half of 2024, a 46% reduction in HPI's compared to the same period last year.
•	Teck was named one of the Best 50 Corporate Citizens in Canada by Corporate Knights for the 18th consecutive year.

Guidance

•	Our previously disclosed guidance has been updated for changes to our 2024 annual copper and molybdenum production, and copper net cash unit costs[1] as a result of changes to our 2024 annual production and net cash unit cost[1] guidance for QB.
•	Our 2024 annual copper production guidance has been revised to 435,000 to 500,000 tonnes. Our 2024 annual molybdenum production guidance has been revised to 4.3 to 5.5 thousand tonnes. Copper net cash units costs[1] (including QB) guidance has been revised to US$1.90 to $2.30 per pound.
•	Given the completion of the sale of EVR on July 11, 2024, we have removed all steelmaking coal business unit information from our Outlook and Guidance disclosures. Our guidance is outlined in summary below and our usual guidance tables, including three-year production guidance, can be found on pages 28-32 of Teck’s second quarter results for 2024 at the link below.

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2024 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	435 - 500
Zinc (000’s tonnes)	565 - 630
Refined zinc (000’s tonnes)	275 - 290
Sales Guidance – Q3 2024
Red Dog zinc in concentrate sales (000’s tonnes)	250 - 290
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.90 - 2.30
Zinc net cash unit costs (US$/lb.)[1]	0.55 - 0.65

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Click here to view Teck’s full second quarter results for 2024.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q2/2024 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on July 24, 2024. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis: 604.699.4621

Dale Steeves, Director, Stakeholder Relations: 236.987.7405

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USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Our interim financial results are prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34). This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit from continuing operations attributable to shareholders – For adjusted profit from continuing operations attributable to shareholders, we adjust profit from continuing operations attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit from continuing operations attributable to shareholders as described above.

Adjusted profit from continuing operations attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Adjusted basic earnings per share from continuing operations – Adjusted basic earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share from continuing operations – Adjusted diluted earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of fully diluted shares in a period.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

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Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

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Profit from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2024	2023	2024	2023

Profit from continuing operations attributable to shareholders[1]	$363	$510	$706	$1,676
Add (deduct) on an after-tax basis:
QB variable consideration to IMSA and ENAMI	32	69	42	71
Environmental costs	5	3	(12)	16
Inventory write-downs	—	—	19	—
Share-based compensation	22	42	49	60
Commodity derivatives	(29)	23	(27)	19
Loss (gain) on disposal or contribution of assets	9	—	3	(186)
Elkview business interruption claim	—	(81)	—	(149)
Other	11	77	25	66
Adjusted profit from continuing operations attributable to shareholders[1]	$413	$643	$805	$1,573
Basic earnings per share from continuing operations	$0.70	$0.98	$1.36	$3.25
Diluted earnings per share from continuing operations	$0.69	$0.97	$1.35	$3.20
Adjusted basic earnings per share from continuing operations	$0.80	$1.24	$1.55	$3.05
Adjusted diluted earnings per share from continuing operations	$0.79	$1.22	$1.54	$3.00

Note:
1.	Profit from continuing operations attributable to shareholders and adjusted profit from continuing operations attributable to shareholders for each period reported includes results from our steelmaking coal business because final regulatory approval of the sale of EVR was not received until July 4, 2024, and EVR was not classified as a discontinued operation as at June 30, 2024.

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Reconciliation of Basic Earnings per share from Continuing Operations to Adjusted Basic Earnings per share from Continuing Operations

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2024	2023	2024	2023

Basic earnings per share from continuing operations	$0.70	$0.98	$1.36	$3.25
Add (deduct):
QB variable consideration to IMSA and ENAMI	0.06	0.14	0.08	0.14
Environmental costs	0.01	—	(0.02)	0.03
Inventory write-downs	—	—	0.04	—
Share-based compensation	0.04	0.08	0.09	0.11
Commodity derivatives	(0.05)	0.05	(0.05)	0.04
Loss (gain) on disposal or contribution of assets	0.02	—	0.01	(0.36)
Elkview business interruption claim	—	(0.16)	—	(0.29)
Other	0.02	0.15	0.04	0.13
Adjusted basic earnings per share from continuing operations	$0.80	$1.24	$1.55	$3.05

Reconciliation of Diluted Earnings per share from Continuing Operations to Adjusted Diluted Earnings per share from Continuing Operations

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2024	2023	2024	2023

Diluted earnings per share from continuing operations	$0.69	$0.97	$1.35	$3.20
Add (deduct):
QB variable consideration to IMSA and ENAMI	0.06	0.13	0.08	0.13
Environmental costs	0.01	0.01	(0.02)	0.03
Inventory write-downs	—	—	0.04	—
Share-based compensation	0.04	0.08	0.09	0.11
Commodity derivatives	(0.05)	0.04	(0.05)	0.04
Loss (gain) on disposal or contribution of assets	0.02	—	0.01	(0.35)
Elkview business interruption claim	—	(0.15)	—	(0.28)
Other	0.02	0.14	0.04	0.12
Adjusted diluted earnings per share from continuing operations	$0.79	$1.22	$1.54	$3.00

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Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2024	2023	2024	2023

Profit from continuing operations before taxes	$658	$805	$1,399	$2,661
Finance expense net of finance income	253	39	484	69
Depreciation and amortization	666	431	1,296	854
EBITDA[1]	1,577	1,275	3,179	3,584

Add (deduct):
QB variable consideration to IMSA and ENAMI	49	114	69	116
Environmental costs	6	4	(23)	21
Inventory write-downs	—	—	41	—
Share-based compensation	28	56	63	78
Commodity derivatives	(39)	30	(37)	24
Loss (gain) on disposal or contribution of assets	14	1	6	(257)
Elkview business interruption claim	—	(117)	—	(219)
Other	35	116	65	104
Adjusted EBITDA[1]	$1,670	$1,479	$3,363	$3,451

Note:
1.	EBITDA and adjusted EBITDA for each period reported includes results from our steelmaking coal business because final regulatory approval of the sale of EVR was not received until July 4, 2024, and EVR was not classified as a discontinued operation as at June 30, 2024.
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Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2024	2023	2024	2023

Gross profit	$1,162	$1,410	$2,451	$3,076
Depreciation and amortization	666	431	1,296	854
Gross profit before depreciation and amortization	$1,828	$1,841	$3,747	$3,930

Reported as:
Copper
Quebrada Blanca	$218	$—	$284	$(1)
Highland Valley Copper	170	97	282	233
Antamina	279	226	476	456
Carmen de Andacollo	25	(3)	21	9
Other	2	(2)	2	(6)
	694	318	1,065	691

Zinc
Trail Operations	(54)	33	(29)	69
Red Dog	107	123	215	250
Other	14	(12)	7	(2)
	67	144	193	317

Steelmaking coal	1,067	1,379	2,489	2,922
Gross profit before depreciation and amortization	$1,828	$1,841	$3,747	$3,930

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; our business, assets, and strategy going forward, including with respect to future and ongoing project development; the expected use of proceeds from the sale of our steelmaking coal business, including the timing and format of any cash returns to shareholders; the anticipated benefits of the sale of our steelmaking coal business; our expectations regarding the ramp-up of the QB2 project, including our ability to increase production each quarter in 2024; QB2 capital and operating cost guidance; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures; expectations regarding future remediation costs at our operations and closed operations; timing of and our ability to implement a solution related to water restrictions at Carmen de Andacollo operations; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization of growth capital; expectations regarding advancement of copper growth portfolio, including advancement of study, permitting, execution planning, and engineering work, community and Indigenous engagement, completion of updated cost estimates, and timing for receipt of permits at our QB debottlenecking, HVC Mine Life Extension, San Nicolás, Zafranal, and Galore Creek projects, as applicable; expectations regarding timing and amount of income tax payments and our effective tax rate; liquidity and availability of borrowings under our credit facilities; requirements to post and our ability to obtain additional credit for posting security for reclamation at our sites; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized stripping, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various business unit sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; the possibility that the anticipated benefits from the sale of our steelmaking coal business are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, including credit, market, currency, operational, commodity, liquidity and funding risks generally and relating specifically to the transaction; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

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Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, estimates of the final capital cost at QB2 are based on a CLP/USD rate range of 800 — 850, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors that would impair their ability to provide goods and services as anticipated during ramp-up activities or delay demobilization in accordance with current expectations. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment, government action or delays in the receipt of government approvals, changes in royalty or tax rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters); union labour disputes; any resurgence of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Ongoing monitoring may reveal unexpected environmental conditions at our operations and projects that could require additional remedial measures. QB2 costs, commissioning and commercial production are dependent on, among other matters, our continued ability to advance commissioning and ramp-up as currently anticipated. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic or otherwise. Production at our Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks. The forward-looking statements in this news release and actual results will also be impacted by the continuing effects of COVID-19 and related matters, particularly if there is a further resurgence of the virus.

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We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2023 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our material properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

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